Via Facsimile and U.S. Mail
Mail Stop 6010

July 27, 2007

Mr. Matthew Emmens
Chief Executive Officer
Shire plc
Hampshire International Business Park
Basingstoke, Hampshire, England, RG24 8EP

Re: Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 000-29630

Dear Mr. Emmens:

We have reviewed your response letter dated June 29, 2007 to our comment letter dated June 1, 2007 and have the following comments. We think you should revise your Form 10-K for the year ended December 31, 2006 in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 8: Financial Statements and Supplementary Data, page F-1

Note 29. Income Taxes, page F-63

1. Your response to comment four and proposed revised disclosure did not address each part of our comment. For example, we did not see disclosure of the jurisdiction related to the $187 million. In addition, you did not quantify the $187 million by

year. Disclose this material amount and addresses each part of comment four in your amended filing. The disclosure should explain why the fourth quarter of 2006 was the appropriate time to recognize the entire $187 million. Disclose when the audits began and describe the events occurring between inception and December 31, 2006. Explain why no amount was recognized prior to the fourth quarter of 2006.

2. With regard to prior comment five, your disclosure proposed does not explain what event(s) triggered recognition in the fourth quarter of 2006. Provide more specific disclosures in your amended filing and explain why recognition of reversals of tax valuation allowances occurred in the fourth quarter of 2006 and quantify the amount of the reversals. More fully explain how amendments to foreign tax legislation affected taxable income in the UK. Describe the foreign tax legislation. Explain why you do not disclose the $23 million in your response in addition to the $120 million. Disclose what tax assets the valuation allowance at December 31, 2006 and December 31, 2005 relate to.

3. With regard to comment six, explain in your amended filing more clearly and specifically than in your proposed disclosure why permanent differences reduced the effective tax rate so much in 2006 as compared to 2005 and 2004.

4. Disclose in your filing the tax rates in the major territories in which you operate.

*   *   *   *

As appropriate, please amend your Form 10-K for the year ended December 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant